Exhibit 99.1

TEMBEC INC. CONSOLIDATED BALANCE SHEETS

(unaudited) (in millions of Canadian dollars)

	Sept. 28,	Sept. 29,
	2013	2012

ASSETS
Current assets:
Cash and cash equivalents	$73	$87
Restricted cash	1	5
Trade and other receivables	157	200
Inventories (note 3)	237	255
Prepaid expenses	6	7
Assets classified as held for sale (note 4)	7	-
	481	554

Property, plant and equipment (note 4)	496	485
Biological assets	5	4
Employee future benefits	24	-
Other long-term receivables	10	12
Deferred tax assets	5	4
	$1,021	$1,059

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Operating bank loans (note 5)	$57	$68
Trade, other payables and accrued charges	195	230
Interest payable	10	10
Income tax payable	8	3
Provisions (note 7)	6	3
Current portion of long-term debt (note 6)	16	16
	292	330

Long-term debt (note 6)	369	323
Provisions (note 7)	12	17
Employee future benefits	126	285
Other long-term liabilities	2	2
	801	957

Shareholders' equity:
Share capital (note 8)	567	564
Deficit	(353)	(453)
Accumulated other comprehensive earnings (loss)	6	(9)
	220	102
	$1,021	$1,059

Subsequent events (note 15)

The accompanying notes are an integral part of these interim consolidated financial statements.

TEMBEC INC. CONSOLIDATED STATEMENTS OF NET EARNINGS (LOSS)

Quarters and years ended September 28, 2013 and September 29, 2012
(unaudited) (in millions of Canadian dollars, unless otherwise noted)

	Quarters		Years
	2013	2012	2013	2012
Sales	$352	$443	$1,534	$1,666
Freight and other deductions	43	63	201	232
Lumber export taxes	1	1	3	7
Cost of sales (excluding depreciation and amortization)	267	337	1,159	1,290
Selling, general and administrative	16	20	72	74
Share-based compensation (note 8)	-	(1)	1	(1)
Depreciation and amortization	11	13	40	46
Other items (note 9)	1	51	29	50
Operating earnings (loss)	13	(41)	29	(32)

Interest, foreign exchange and other	9	14	28	41
Exchange loss (gain) on long-term debt	(7)	(13)	14	(13)
Net finance costs (note 10)	2	1	42	28
Earnings (loss) before income taxes	11	(42)	(13)	(60)

Income tax expense (note 11)	5	5	21	22
Net earnings (loss)	$6	$(47)	$(34)	$(82)

Basic and diluted net earnings (loss) in dollars per share (note 8)	$0.06	$(0.47)	$(0.34)	$(0.82)

TEMBEC INC. CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS (LOSS)

Quarters and years ended September 28, 2013 and September 29, 2012
(unaudited) (in millions of Canadian dollars)

	Quarters		Years
	2013	2012	2013	2012
Net earnings (loss)	$6	$(47)	$(34)	$(82)

Other comprehensive earnings (loss), net of income taxes:
Defined benefit pension plans and other benefit plans (note 12)	39	(38)	132	(38)
Income tax	2	-	2	-
Foreign currency translation differences for foreign operations	3	(1)	15	(11)

Total comprehensive earnings (loss)	$50	$(86)	$115	$(131)

The accompanying notes are an integral part of these interim consolidated financial statements.

TEMBEC INC. CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Quarters ended September 28, 2013 and September 29, 2012
(unaudited) (in millions of Canadian dollars)

	Quarter ended September 28, 2013
		Translation
	Share	of foreign		Shareholders'
	capital	operations	Deficit	equity
Balance - beginning of period, June 29, 2013	$567	$3	$(400)	$170

Net earnings for the period	-	-	6	6
Other comprehensive earnings (loss), net of income taxes:
Defined benefit pension plans and other benefit plans (note 12)	-	-	39	39
Income tax	-	-	2	2
Foreign currency translation differences for foreign operations	-	3	-	3
Issue of warrants (note 8)	-	-	-	-

Balance - end of period, September 28, 2013	$567	$6	$(353)	$220

	Quarter ended September 29, 2012
		Translation
	Share	of foreign		Shareholders'
	capital	operations	Deficit	equity
Balance - beginning of period, June 23, 2012	$564	$(8)	$(368)	$188

Net loss for the period	-	-	(47)	(47)
Other comprehensive earnings (loss), net of income taxes:
Defined benefit pension plans and other benefit plans (note 12)	-	-	(38)	(38)
Foreign currency translation differences for foreign operations	-	(1)	-	(1)

Balance - end of period, September 29, 2012	$564	$(9)	$(453)	$102

The accompanying notes are an integral part of these interim consolidated financial statements.

TEMBEC INC. CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Years ended September 28, 2013 and September 29, 2012
(unaudited) (in millions of Canadian dollars)

	Year ended September 28, 2013
		Translation
	Share	of foreign		Shareholders'
	capital	operations	Deficit	equity
Balance - beginning of year, September 29, 2012	$564	$(9)	$(453)	$102

Net loss for the period	-	-	(34)	(34)
Other comprehensive earnings (loss), net of income taxes:
Defined benefit pension plans and other benefit plans (note 12)	-	-	132	132
Income tax	-	-	2	2
Foreign currency translation differences for foreign operations	-	15	-	15
Issue of warrants (note 8)	3	-	-	3

Balance - end of year, September 28, 2013	$567	$6	$(353)	$220

	Year ended September 29, 2012
		Translation
	Share	of foreign		Shareholders'
	capital	operations	Deficit	equity
Balance - beginning of year, September 24, 2011	$564	$2	$(333)	$233

Net loss for the period	-	-	(82)	(82)
Other comprehensive earnings (loss), net of income taxes:
Defined benefit pension plans and other benefit plans (note 12)	-	-	(38)	(38)
Foreign currency translation differences for foreign operations	-	(11)	-	(11)

Balance - end of year, September 29, 2012	$564	$(9)	$(453)	$102

The accompanying notes are an integral part of these interim consolidated financial statements.

TEMBEC INC. CONSOLIDATED STATEMENTS OF CASH FLOWS

Quarters and years ended September 28, 2013 and September 29, 2012
(unaudited) (in millions of Canadian dollars)

	Quarters		Years
	2013	2012	2013	2012

Cash flows from operating activities:
Net earnings (loss)	$6	$(47)	$(34)	$(82)
Adjustments for:
Depreciation and amortization	11	13	40	46
Net finance costs (note 10)	2	1	42	28
Income tax expense (note 11)	5	5	21	22
Income tax paid	(2)	(1)	(15)	(14)
Excess cash contributions over employee future benefits expense	(9)	(11)	(34)	(34)
Provisions	-	3	-	12
Impairment loss (note 9)	-	50	22	67
Gain on sale of assets (note 9)	-	-	-	(30)
Other	(3)	(2)	(6)	(2)
	10	11	36	13

Changes in non-cash working capital:
Trade and other receivables	(7)	(9)	16	(30)
Inventories	-	9	3	(40)
Prepaid expenses	2	3	1	(1)
Trade, other payables and accrued charges	1	3	(33)	(14)
	(4)	6	(13)	(85)
	6	17	23	(72)

Cash flows from investing activities:
Disbursements for property, plant and equipment	(34)	(33)	(127)	(108)
Proceeds from sale of net assets (note 9)	1	-	100	84
Change in restricted cash	(1)	(4)	4	-
Other	(1)	(7)	1	(1)
	(35)	(44)	(22)	(25)

Cash flows from financing activities:
Change in operating bank loans	-	-	(11)	62
Increase in long-term debt	12	19	40	74
Repayments of long-term debt	(3)	(2)	(8)	(11)
Interest paid	(2)	(1)	(40)	(34)
	7	16	(19)	91
	(22)	(11)	(18)	(6)

Foreign exchange gain (loss) on cash and cash equivalents held in foreign currencies	1	(2)	4	(6)
Net decrease in cash and cash equivalents	(21)	(13)	(14)	(12)

Cash and cash equivalents, beginning of period	94	100	87	99
Cash and cash equivalents, end of period	$73	$87	$73	$87

The accompanying notes are an integral part of these interim consolidated financial statements.

TEMBEC INC. BUSINESS SEGMENT INFORMATION

Quarters and years ended September 28, 2013 and September 29, 2012
(unaudited) (in millions of Canadian dollars)

The Company operates an integrated forest products business, which is managed in four segments. During the December 2012 quarter, the Company reorganized its internal reporting structure. The High-Yield Pulp segment was renamed the Paper Pulp segment and now includes the chemical pulp mill that was previously part of the Specialty Cellulose and Chemical Pulp segment. The latter was then renamed the Specialty Cellulose Pulp segment. The Forest Products and the Paper segments were unaffected by the organizational changes. The segments are:

The Forest Products segment consists primarily of forest and sawmills operations, which produce lumber and building materials.

The Specialty Cellulose Pulp segment consists primarily of manufacturing and marketing activities of specialty cellulose including the transformation and sale of resins and pulp by-products. A significant portion of chemical products sales are related to by-products generated by the two specialty cellulose pulp mills.

The Paper Pulp segment includes the manufacturing and marketing activities of high-yield pulps and chemical pulps.

The Paper segment consists primarily of production and sales of coated bleached board and newsprint.

Intersegment transfers of wood chips, pulp and other services are recorded at transfer prices agreed to by the parties, which are intended to approximate fair market value. The basis of presentation and the accounting policies used in these business segments are the same as those described in notes 2 and 3 of the Company’s audited consolidated financial statements for the year ended September 29, 2012. Comparative prior period segment information has been restated to conform with the new segment presentation.

The performance of each segment is evaluated by management of the Company against short-term and long-term financial objectives as well as environmental, safety and other key criteria. The financial performance is measured based on earnings before interest, income taxes, depreciation and amortization, and other specific or non-recurring items (adjusted EBITDA). This measure is included in the internal reports that are reviewed by senior management. Segment adjusted EBITDA is used to measure performance as management believes that such information is the most relevant in evaluating financial results relative to other entities that operate within similar businesses. Net finance costs and income tax are not allocated to operating segments.

TEMBEC INC. BUSINESS SEGMENT INFORMATION

Quarters ended September 28, 2013 and September 29, 2012
(unaudited) (in millions of Canadian dollars)

	Quarter ended September 28, 2013
		Specialty
	Forest	Cellulose	Paper			Consolidation
	Products	Pulp	Pulp	Paper	Corporate	adjustments	Consolidated
Sales:
External	$88	$117	$66	$81	$-	$-	$352
Internal	17	-	7	-	4	(28)	-
	105	117	73	81	4	(28)	352

Freight and other deductions	10	9	13	11	-	-	43
Lumber export taxes	1	-	-	-	-	-	1
Cost of sales	91	81	60	59	4	(28)	267
Selling, general and administrative	2	5	2	3	4	-	16
Share-based compensation (note 8)	-	-	-	-	-	-	-

Earnings (loss) before the following (adjusted EBITDA):	1	22	(2)	8	(4)	-	25
Depreciation and amortization	3	4	3	1	-	-	11
Other items (note 9)	-	-	-	-	1	-	1
Operating earnings (loss)	$(2)	$18	$(5)	$7	$(5)	$-	$13
Additions to property, plant and equipment	$4	$38	$2	$3	$-	$-	$47
Total assets	$155	$538	$142	$137	$49	$-	$1,021
Total liabilities	$57	$210	$32	$71	$431	$-	$801

	Quarter ended September 29, 2012
		Specialty
	Forest	Cellulose	Paper			Consolidation
	Products	Pulp	Pulp	Paper	Corporate	adjustments	Consolidated
Sales:
External	$90	$127	$130	$96	$-	$-	$443
Internal	18	-	10	-	5	(33)	-
	108	127	140	96	5	(33)	443

Freight and other deductions	9	10	31	13	-	-	63
Lumber export taxes	1	-	-	-	-	-	1
Cost of sales	86	86	126	67	5	(33)	337
Selling, general and administrative	4	6	1	2	7	-	20
Share-based compensation (note 8)	-	-	-	-	(1)	-	(1)

Earnings (loss) before the following (adjusted EBITDA):	8	25	(18)	14	(6)	-	23
Depreciation and amortization	2	4	6	1	-	-	13
Other items (note 9)	-	-	50	-	1	-	51
Operating earnings (loss)	$6	$21	$(74)	$13	$(7)	$-	$(41)

Additions to property, plant and equipment	$4	$33	$5	$2	$1	$-	$45
Total assets	$216	$398	$302	$120	$23	$-	$1,059
Total liabilities	$68	$216	$74	$126	$473	$-	$957

TEMBEC INC. BUSINESS SEGMENT INFORMATION

Years ended September 28, 2013 and September 29, 2012
(unaudited) (in millions of Canadian dollars)

	Year ended September 28, 2013
		Specialty
	Forest	Cellulose	Paper			Consolidation
	Products	Pulp	Pulp	Paper	Corporate	adjustments	Consolidated
Sales:
External	$354	$460	$388	$332	$-	$-	$1,534
Internal	66	-	30	-	12	(108)	-
	420	460	418	332	12	(108)	1,534

Freight and other deductions	39	36	80	46	-	-	201
Lumber export taxes	3	-	-	-	-	-	3
Cost of sales	350	331	325	250	11	(108)	1,159
Selling, general and administrative	11	20	8	11	22	-	72
Share-based compensation (note 8)	-	-	-	-	1	-	1

Earnings (loss) before the following (adjusted EBITDA):	17	73	5	25	(22)	-	98
Depreciation and amortization	9	14	14	3	-	-	40
Other items (note 9)	-	-	24	-	5	-	29

Operating earnings (loss)	$8	$59	$(33)	$22	$(27)	$-	$29

Additions to property, plant and equipment	$7	$110	$10	$9	$1	$-	$137
Total assets	$155	$538	$142	$137	$49	$-	$1,021
Total liabilities	$57	$210	$32	$71	$431	$-	$801

	Year ended September 29, 2012
		Specialty
	Forest	Cellulose	Paper			Consolidation
	Products	Pulp	Pulp	Paper	Corporate	adjustments	Consolidated
Sales:
External	$348	$507	$465	$346	$-	$-	$1,666
Internal	84	-	42	-	13	(139)	-
	432	507	507	346	13	(139)	1,666

Freight and other deductions	41	40	105	46	-	-	232
Lumber export taxes	7	-	-	-	-	-	7
Cost of sales	385	352	427	252	13	(139)	1,290
Selling, general and administrative	15	20	7	11	21	-	74
Share-based compensation (note 8)	-	-	-	-	(1)	-	(1)

Earnings (loss) before the following (adjusted EBITDA):	(16)	95	(32)	37	(20)	-	64
Depreciation and amortization	10	11	23	2	-	-	46
Other items (note 9)	(22)	-	50	-	22	-	50
Operating earnings (loss)	$(4)	$84	$(105)	$35	$(42)	$-	$(32)

Additions to property, plant and equipment	$12	$86	$13	$7	$2	$-	$120
Total assets	$216	$398	$302	$120	$23	$-	$1,059
Total liabilities	$68	$216	$74	$126	$473	$-	$957

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Quarters and years ended September 28, 2013 and September 29, 2012
(unaudited) (in millions of Canadian dollars, unless otherwise noted)

1.	Reporting entity and nature of operations

Tembec Inc. (the “Corporation”) and its subsidiaries (collectively “Tembec” or the “Company”) operate an integrated forest products business.

The Corporation is incorporated and domiciled in Canada and listed on the Toronto Stock Exchange under the symbol TMB. The address of the Company's registered office is 800 René-Lévesque Blvd. West, Suite 1050, Montreal, Quebec, Canada, H3B 1X9.

2.	Basis of presentation

Statement of compliance

These unaudited interim consolidated financial statements and the notes thereto have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) applicable to the preparation of interim financial statements, including International Accounting Standard (IAS) 34 – Interim Financial Reporting.

The accounting policies and the basis of presentation applied in these unaudited interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended September 29, 2012. Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual profit or loss. The Company’s interim results are not necessarily indicative of its results for a full year.

These unaudited interim consolidated financial statements do not include all of the information and disclosures required in the annual financial statements and, accordingly, should be read in conjunction with the Company’s audited consolidated financial statements for the year ended September 29, 2012.

These unaudited interim consolidated financial statements were authorized for issue by the Board of Directors on November 21, 2013.

Accounting estimates and judgments

The preparation of unaudited interim consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities, income and expense. Actual results may differ from those estimates.

In preparing these unaudited interim consolidated financial statements, the significant judgments made by management in applying the Company’s significant accounting policies and key sources of information were the same as those applied to the consolidated financial statements for the year ended September 29, 2012.

3.	Inventories

	Sept. 28,	Sept. 29,
	2013	2012
Finished goods	$111	$118
Logs and wood chips	55	61
Supplies and materials	71	76
	$237	$255

Inventories carried at net realizable value	$22	$48

During the quarters ended in September 2013 and 2012, cost of sales consists primarily of inventories recognized as an expense. Inventories at September 28, 2013, were written down by $4 million (September 29, 2012 - $6 million) to reflect net realizable value being lower than cost. The write-down and reversal, if any, are included in cost of sales.

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Quarters and years ended September 28, 2013 and September 29, 2012
(unaudited) (in millions of Canadian dollars, unless otherwise noted)

4.	Property, plant and equipment

	Net book value
	Sept. 28,	Sept. 29,
	2013	2012
Land	$3	$11
Buildings	42	53
Production equipment:
Pulp and paper	238	300
Sawmill	15	19
Forest access roads	9	6
Assets under construction	189	96
	$496	$485

On March 16, 2012, the Company announced a $190 million capital investment to upgrade its specialty cellulose manufacturing facility at Temiscaming, Quebec. During the March 2013 quarter, the Company completed a detailed re- estimation exercise for the project and is now forecasting a total estimated cost of $235 million. As at the end of September 2013, the Company had incurred $137 million of capital expenditures for this project and had $41 million of outstanding commitments. For the year ended September 28, 2013, the Company had total additions to property, plant and equipment of $137 million (September 2013 quarter - $47 million), of which $78 million (September 2013 quarter - $24 million) was for the upgrade to the specialty cellulose manufacturing facility.

At the end of September 2013, the Company launched the BC Lands Sale Initiative. Accordingly, an amount of $7 million of land was classified as held for sale.

On May 17, 2013, the Company sold its pulp mill located in Skookumchuck, British Columbia (BC). The net book value of the property, plant and equipment sold was $79 million (note 9).

During the March 2013 quarter, the Company recorded an impairment charge of $22 million related to its pulp mill located in Skookumchuck, BC (note 9).

5.	Operating bank loans

On March 4, 2011, the Company entered into a $200 million asset-based revolving five-year working capital facility (ABL) expiring in March 2016. On March 25, 2013, the Company disclosed that it had reached an agreement with existing ABL lenders to amend and extend the facility. The maturity date was extended by one year and is now set to expire in March 2017. The Company also negotiated a reduction of the aggregate revolving loan commitments from $200 million to $175 million and related adjustments to certain thresholds due to a reduction in the number of mills it operates.

As at September 28, 2013, the amount available, based on eligible receivables and inventories, was $120 million of which $53 million was drawn and $56 million was reserved for letters of credit. Interest is calculated based either on the BA Rate, the LIBOR, the Canadian Prime Rate or the U.S. Base Rate, as the case may be, plus an applicable margin.

The French operations are supported by “receivable factoring” agreements. As such, the borrowing base fluctuates periodically, depending on shipments and cash receipts. At the end of September 2013, the amount available was $28 million of which $4 million was drawn.

The Company’s exposure to liquidity risk is disclosed in note 13.

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Quarters and years ended September 28, 2013 and September 29, 2012
(unaudited) (in millions of Canadian dollars, unless otherwise noted)

6.	Long-term debt

This note provides information about the contractual terms of the Company’s long-term interest-bearing loans and borrowings, which are measured at amortized cost.

		Sept. 28,	Sept. 29,
	Maturity	2013	2012
Tembec Industries Inc. - US $305 million - 11.25% senior secured notes	12/2018	$314	$300
Tembec Energy LP - 6.35% term loan secured by a first ranking charge	06/2022	20	20
Tembec Energy LP - 5.5% term loan secured by a second ranking charge	03/2028	40	-
Tembec Tartas SAS	Various	17	22
Kirkland Lake Engineered Wood Products Inc.	Various	9	8
Other	Various	2	2
		402	352

Less current portion		16	16
Less unamortized financing costs		17	13
		$369	$323

In connection with the specialty cellulose project in Temiscaming, Quebec, the Company entered into a $75 million term loan facility, bearing interest at 5.5% . The loan has a 15½-year term consisting of a 42-month construction or drawdown period followed by a 12-year amortization period. The term of the loan will be shortened by three years if the Company does not complete certain future capital expenditures at the Temiscaming specialty cellulose mill. The loan is secured by a second ranking charge on the project assets. During the September 2013 quarter, the Company received an advance of $12 million on the term loan for a total of $40 million for the year ended September 28, 2013.

On September 20, 2013, the Company entered into an additional loan facility to borrow up to $18 million with the same lender, at an interest rate of 5.5% . The loan has a four-year term repayable in monthly instalments beginning in April 2016 and maturing in March 2020. The additional loan is secured by a second ranking charge on the project assets. As at September 28, 2013, no amount was drawn under this additional facility.

On June 29, 2012, the Company entered into a $30 million term loan facility to assist with the financing of the specialty cellulose project in Temiscaming, Quebec. On September 20, 2013, the Company has entered into an Amended and Restated Credit Agreement, increasing its credit facility from $30 million to $40 million. The loan is secured by a first ranking charge on the project assets. On July 12, 2012, the Company received an advance of $20 million bearing interest at 6.35% repayable in blended monthly instalments over a period of eight years beginning in July 2014, with a “balloon” payment of $12 million to be repaid in July 2022.

Subsequent to the end of the September 2013 quarter, on October 18, 2013, the Company received the second advance of $20 million bearing interest at 6.86%, repayable in blended monthly instalments over a period of eight years beginning in November 2014 with a “balloon” payment of $12 million to be repaid in October 2022.

The Company’s credit agreements contain terms and conditions that could in certain circumstances restrict the ability of the Company to incur or guarantee additional indebtedness, to encumber or dispose of its assets or make certain payments or distributions.

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Quarters and years ended September 28, 2013 and September 29, 2012
(unaudited) (in millions of Canadian dollars, unless otherwise noted)

7.	Provisions

	Sept. 28,	Sept. 29,
	2013	2012
Site restoration	$12	$13
Reforestation	1	2
Other	5	5
	$18	$20

Current	$6	$3
Non-current	12	17
	$18	$20

8.	Share capital

Authorized

Unlimited number of common voting shares, without par value.

Unlimited number of non-voting Class A preferred shares issuable in series without par value, with other attributes to be determined at time of issuance.

Warrants

In connection with the $75 million second ranking term loan facility, the Company has granted the lender an option to acquire 3 million common shares of the Corporation at a price of $7 per share. The warrants expire on August 30, 2017. During the December 2012 quarter, concurrently with the first disbursement under the term loan facility, the Company recorded the estimated value of the warrants, which was determined to be $3 million.

In connection with the $18 million second ranking term loan facility, the Company has agreed to grant the lender an option to acquire 712,000 common shares of the Corporation at a premium of 30% over the average trading price of the shares over the five business days prior to the issuance of the warrants. These warrants will be granted on the date of the first advance made under this facility, which has not yet occurred, and will expire five years thereafter.

Issued and fully paid

	Sept. 28,	Sept. 29,
	2013	2012
100,000,000 common shares	$564	$564
3,000,000 warrants	3	-
	$567	$564

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Quarters and years ended September 28, 2013 and September 29, 2012
(unaudited) (in millions of Canadian dollars, unless otherwise noted)

8.	Share capital (continued)

Net earnings (loss) per share

The following table provides the reconciliation between basic and diluted net earnings (loss) per share:

	Quarters		Years
	2013	2012	2013	2012
Net earnings (loss)	$6	$(47)	$(34)	$(82)
Weighted average number of common shares outstanding	100,000,000	100,000,000	100,000,000	100,000,000
Dilutive effect of employees share options and warrants	-	-	-	-
Weighted average number of diluted common shares outstanding	100,000,000	100,000,000	100,000,000	100,000,000
Basic and diluted net earnings (loss) in dollars per share	$0.06	$(0.47)	$(0.34)	$(0.82)

The warrants and employees share options had no dilutive effect for the above periods; however, these securities could potentially dilute earnings per share in future periods.

Shareholder Rights Plan

At the Annual and Special Meeting of Shareholders held on January 31, 2013, the Shareholder Rights Plan (the “Plan”), which had been previously adopted by the Board of Directors (the “Board”) of the Corporation, was approved and ratified by a majority of the Shareholders. The Plan is designed to encourage the fair treatment of the Company’s shareholders in the event of any take-over bid for the Company’s common shares. It provides the Board with sufficient time to assess and evaluate any unsolicited take-over bid, and to explore and develop, if appropriate, alternatives that enhance shareholder value and to give shareholders adequate time to consider any such transaction. Accordingly, as of the close of business on January 31, 2013, one right was issued and attached to each common share of the Corporation. Each right entitles the holder of the right to purchase from the Corporation an additional share of the Corporation subject to the terms and conditions of the Plan.

Share-based compensation

Under the prior Long-Term Incentive Plan, the Company had, from time to time, granted options to its employees. The plan provided for the issuance of common shares at an exercise price equal to the market price of the Company’s common shares on the date of the grant. These options vest over a five-year period and expire ten years from the date of issue.

The following table summarizes the changes in options outstanding and the impact on weighted average per share exercise price during the period:

		Weighted average
	Options	exercise price
Balance, beginning of year, September 29, 2012	104,987	$66.13
Options expired	3,492	184.59
Balance, end of period, December 29, 2012	101,495	62.06
Options expired	389	210.96
Options forfeited	3,263	97.51
Balance, end of period, March 30, 2013	97,843	60.29
Options forfeited	1,409	63.85
Balance, end of period, June 29, 2013	96,434	60.23
Options expired	348	127.74
Options forfeited	234	16.61
Balance, end of year, September 28, 2013	95,852	$60.09

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Quarters and years ended September 28, 2013 and September 29, 2012
(unaudited) (in millions of Canadian dollars, unless otherwise noted)

8.	Share capital (continued)

On November 15, 2011, the Board approved the establishment of a Performance-Conditioned Share Unit (PCSU) plan. Under the PCSU plan, designated senior executives will be granted a specified number of DSUs or PCSUs annually, which vest over successive three-year periods, based on total shareholder return over the performance period as determined relative to a peer group and the increase in value of the Company’s weighted average share price over the performance period. During the year ended September 28, 2013, an additional 751,733 DSUs (September 2013 quarter – nil DSUs) were granted of which 130,969 DSUs (September 2013 quarter – 33,890 DSUs) were forfeited.

The following table summarizes the details of share-based compensation expenses (credits) relating to its different plans:

	Quarters		Years
	2013	2012	2013	2012
Directors' share award plan	$-	$(1)	$1	$(1)
Performance-conditioned share unit plan	-	-	-	-
	$-	$(1)	$1	$(1)

9.	Other items

The following table provides a summary of the other items by business segment of the Company:

	Quarters		Years
	2013	2012	2013	2012

Forest Products:
Gain on sale of BC sawmills	$-	$-	$-	$(24)
Loss on sale/closure of hardwood flooring plants	-	-	-	2
	-	-	-	(22)

Paper Pulp:
Loss on sale of Skookumchuck, BC, pulp mill	-	-	2	-
Impairment loss - Skookumchuck, BC, pulp mill	-	-	22	-
Impairment loss - Chetwynd, BC, pulp mill	-	50	-	50
	-	50	24	50

Corporate:
Costs for permanently idled facilities	1	1	7	10
Gain on sale of assets	-	-	(2)	-
Impairment loss - Temlam loan receivable	-	-	-	16
Gain on sale of minority equity investment	-	-	-	(4)
	1	1	5	22
	$1	$51	$29	$50

2013

During the September 2013 quarter, the Company recorded a charge of $1 million relating to several permanently idled facilities. The costs relate to custodial, site security, legal and remediation activities. For the year ended September 28, 2013, these charges amount to $7 million.

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Quarters and years ended September 28, 2013 and September 29, 2012
(unaudited) (in millions of Canadian dollars, unless otherwise noted)

9.	Other items (continued)

2013 (continued)

On May 17, 2013, the Company sold its pulp mill located in Skookumchuck, BC, for proceeds of $97 million. As a result of the sale, the Company recorded a loss of $2 million in the June 2013 quarter. The following table provides information related to balance sheet items of the mill at time of sale:

Current assets	$41
Long-term assets	79
Current liabilities	(12)
Employee future benefits and other	(9)
$99

During the March 2013 quarter, the Company announced that it had reached an agreement to sell its pulp mill located in Skookumchuck, BC. The Company recorded an impairment loss of $22 million on the non-current assets to reflect anticipated net proceeds of sale.

During the December 2012 quarter, the Company recorded a gain of $2 million relating to the sale of land and building in Cranbrook, BC.

2012

During the September 2012 quarter, the Company recorded an impairment loss of $50 million related to property, plant and equipment, including the related supplies and materials of the Chetwynd, BC, high-yield pulp mill. Subsequent to the announced indefinite idling of the pulp mill and following a review of its business plan, the Company undertook an impairment review and found that the carrying value of its assets exceeded their recoverable amount being the fair value less costs to sell. The recoverable amount was determined to be nominal.

During the September 2012 quarter, the Company recorded a charge of $1 million relating to several permanently idled facilities. The costs relate to custodial, site security, legal and remediation activities. For the year ended September 29, 2012, these charges amount to $10 million.

On March 23, 2012, the Company sold its British Columbia Southern Interior wood products assets for proceeds of $66 million. The sale included the Elko and Canal Flats sawmills and approximately 1.1 million cubic meters of combined Crown tenures, private land and contract annual allowable cut. As a result of the sale, the Company recorded a gain of $24 million in the March 2012 quarter. The following table provides information related to balance sheet items of the two sawmills at the time of sale:

Current assets	$35
Long-term assets	28
Current liabilities	(10)
Long-term reforestation obligations	(9)
Employee future benefits and other	(2)
$42

During the March 2012 quarter, the Company recorded an impairment loss of $16 million related to the loan receivable from Temlam Inc. The latter is currently under creditor protection and owns an idled laminated veneer lumber (LVL) facility located in Amos, Quebec. The Company has a 50% secured interest in the facility. The cutting rights that were previously attached to the LVL facility were granted to another company. In the absence of a guaranteed fibre supply, the Company has concluded that the re-start of the facility is unlikely and has adjusted its carrying value to the amount anticipated to be realized upon liquidation or sale.

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Quarters and years ended September 28, 2013 and September 29, 2012
(unaudited) (in millions of Canadian dollars, unless otherwise noted)

9.	Other items (continued)

2012 (continued)

On December 22, 2011, the Company recorded a gain of $4 million relating to the sale of a minority equity position in two dissolving pulp mills located in the Province of New Brunswick.

On November 25, 2011, the Company sold its Toronto, Ontario, hardwood flooring plant for proceeds of $13 million. Concurrently, the Company also announced the closure of its Huntsville, Ontario, hardwood flooring plant. The sale of the Toronto plant and the closure of the Huntsville plant resulted in a charge of $2 million that has been recorded in the December 2011 quarter.

10.	Net finance costs

	Quarters		Years
	2013	2012	2013	2012
Interest on long-term debt	$10	$10	$40	$36
Interest on short-term debt	-	1	2	2
Bank charges and other financing expenses	1	-	3	2
Net foreign exchange loss (gain), excluding exchange on long-term debt	2	4	(1)	4
Interest income	-	-	-	(1)
Exchange loss (gain) on long-term debt	(7)	(13)	14	(13)
Expected return on plan assets less accretion of employee future benefits obligation (note 12)	(1)	-	(7)	-
Interest capitalized on assets under construction	(3)	(1)	(9)	(2)
	$2	$1	$42	$28

Finance costs	$10	$14	$50	$42
Finance income	(8)	(13)	(8)	(14)
Net finance costs	$2	$1	$42	$28

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Quarters and years ended September 28, 2013 and September 29, 2012
(unaudited) (in millions of Canadian dollars, unless otherwise noted)

11.	Income taxes

The reconciliation of income taxes calculated at the statutory rate to the actual tax provision is as follows:

	Quarters		Years
	2013	2012	2013	2012
Earnings (loss) before income taxes	$11	$(42)	$(13)	$(60)

Income tax expense (recovery) based on combined federal and provincial income tax rates of 26.3% (2012 - 26.3%)	$3	$(11)	$(3)	$(16)

Increase (decrease) resulting from:
Difference in statutory income tax rates	(4)	2	1	6
Permanent differences	(3)	(2)	2	-
Unrecognized tax asset arising from current losses and other tax adjustments	9	16	21	32
	2	16	24	38
Income tax expense	$5	$5	$21	$22

Income taxes:
Current	$6	$2	$20	$11
Deferred	(1)	3	1	11
Income tax expense	$5	$5	$21	$22

12.	Employee future benefits

The Company measures its defined benefit obligations and the fair value of plan assets at year-end. At the end of each interim reporting period, the Company estimates changes in its accrued benefit liabilities based upon variations in discount rates and rates of return on plan assets, as well as any significant changes to the plans, if any. Adjustments are also made for payments made and current service and interest costs.

The following table presents the Company’s employee future benefit costs included in net earnings (loss):

	Quarters		Years
	2013	2012	2013	2012
Defined benefit pension plans	$2	$2	$10	$9
Defined contribution and other retirement plans	2	2	7	9
Other benefit plans	-	-	1	1
Current service cost	$4	$4	$18	$19

Interest cost	$9	$10	$35	$39
Expected return on plan assets	(10)	(10)	(42)	(39)
Net finance income	$(1)	$-	$(7)	$-

Curtailment gain	$-	$-	$(1)	$(2)

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Quarters and years ended September 28, 2013 and September 29, 2012
(unaudited) (in millions of Canadian dollars, unless otherwise noted)

12.	Employee future benefits (continued)

The variation in discount rate on obligations, the experience adjustments and the difference between the actual rate of return and the expected rate of return on plan assets generated an actuarial gain (loss) on employee future benefits, included in comprehensive earnings, as follows:

	Quarters		Years
	2013	2012	2013	2012

Actuarial gain (loss) - variation in discount rate	$19	$(79)	$102	$(79)
Actuarial gain (loss) - experience adjustments	(1)	10	(1)	10
Actuarial gain - actual rate of return exceeds expected rate of return	21	31	31	31
	$39	$(38)	$132	$(38)

The actuarial gain on variation in discount rate recognized in the statement of comprehensive earnings (loss) at September 28, 2013, was based on an increase of the discount rate for pension plans from 3.7% used at September 29, 2012, to 4.5% at June 29, 2013 and 4.6% at September 28, 2013. For the quarter and the year ended September 29, 2012, the actuarial loss for pension plans was based on a decrease of the discount rate from 4.4% at September 24, 2011, to 3.7% at September 29, 2012. The actual rate of return on assets for the year was higher than the expected rate of return of 6.4%.

13.	Financial instruments

Fair value

The carrying amount of cash and cash equivalents, restricted cash, trade and other receivables, operating bank loans, trade, other payables and accrued charges, and interest payable approximates their fair values because of the near-term maturity of those instruments. The carrying value of the long-term loans receivable and other long-term liabilities also approximates their fair values.

The carrying value and the fair value of long-term debt are as follows:

	Sept. 28,	Sept. 29,
	2013	2012
Carrying value	$385	$339
Fair value	$428	$369

The fair value of the senior secured notes was estimated using quoted market prices; the fair value of the other long-term debts were estimated based on discounted cash flows using period-end market yields of similar instruments having the same maturity.

Derivative financial instruments are the only financial instruments of the Company measured at fair value on a recurring basis and have been valued in accordance with Level 1 of the fair value hierarchy, which is based on unadjusted quoted prices in an active market. The Company had no derivative financial instruments at September 28, 2013 and September 29, 2012.

Financial risk management

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	Sept. 28,	Sept. 29,
	2013	2012
Loans and receivables, other than cash, cash equivalents and restricted cash	$167	$212
Cash, cash equivalents and restricted cash	$74	$92

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Quarters and years ended September 28, 2013 and September 29, 2012
(unaudited) (in millions of Canadian dollars, unless otherwise noted)

13.	Financial instruments (continued)

Financial risk management (continued)

Exposure to liquidity risk

Liquidity risk arises from the possibility that the Company will not be able to meet its financial obligations as they fall due. The Company has an objective of maintaining liquidity equal to 12 months of maintenance capital expenditures, interest and principal repayments, seasonal working capital requirements and general corporate purposes, which would amount to approximately $135 million to $150 million of liquidity.

Repayment of amounts due within one year is funded by normal collection of current trade accounts receivable. Liquidity in the form of cash, cash equivalents and unused revolving credit facilities is also maintained to assist in the solvency and financial flexibility of the Company. Liquidity as at September 28, 2013, totalled $109 million. The decrease in liquidity was anticipated as the Company continued with its capital expenditure program. In order to address this situation, the Company entered into two secured term loan facilities totalling $133 million of which $73 million was undrawn. In addition, the Company is assessing several liquidity enhancing initiatives such as reducing or delaying capital expenditures, asset sales and seeking other sources of financing or funding.

The following are the contractual maturities of financial liabilities, including interest payments:

	September 28, 2013
	Carrying		Contractual				After
	amount		cash flows	Year 1	Years 2-3	Years 4-5	5 years
Secured bank loans	$389	(1)	$602	$50	$84	$87	$381
Unsecured loans	13		14	5	7	1	1
Operating bank loans	57		57	57	-	-	-
Trade and others	205		205	205	-	-	-
	$664		$878	$317	$91	$88	$382
(1) before financing costs

14.	Capital management

It is the Company’s objective to manage its capital to ensure adequate capital resources exist to support operations while maintaining its business growth. The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk of characteristics of the underlying assets.

The Company monitors capital on the basis of net debt to total capitalization ratio. Net debt is calculated as a total debt (long-term debt plus bank indebtedness and operating bank loans) less cash, cash equivalents, and restricted cash.

Total capitalization includes net debt plus long-term provisions, employee future benefit liabilities, deferred tax liabilities, other long-term liabilities, and shareholders’ equity.

The Company’s long-term objective is to maintain the net debt to total capitalization ratio at 40% or less. A strong balance sheet provides the Company with the ability to access capital markets at favourable rates. The net debt to total capitalization ratio of the Company was 52% as at September 28, 2013 (September 29, 2012 – 45%). The increase was due to a higher debt borrowed primarily to finance the Temiscaming specialty cellulose project. The Company anticipates that the net debt to total capitalization ratio will remain in excess of its target until the Temiscaming project is completed and begins to generate the projected incremental adjusted EBITDA.

There were no changes in the Company’s approach to capital management during the period.

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Quarters and years ended September 28, 2013 and September 29, 2012
(unaudited) (in millions of Canadian dollars, unless otherwise noted)

15.	Subsequent events

BC Lands Sale Initiative

On September 30, 2013, the Company announced the BC Lands Sale Initiative. As at November 21, 2013, the Company has reached agreements to sell various parcels of land for total gross proceeds of $23 million.

Antidumping Duties - China

On November 6, 2013, China issued its preliminary determination to antidumping duties to be applied to viscose grade pulp imported from Canada, the United States and Brazil. The Company was assigned a duty rate of 13% on viscose shipments to China after November 6, 2013. The antidumping duties do not apply to the specialty cellulose pulp mill located in Tartas, France. The specialty cellulose mill located in Temiscaming, Quebec, currently produces and sells approximately 40,000 tonnes per year of viscose grade pulp into the Chinese market. The balance of the mill’s production is specialty grades, which are not subject to the antidumping duties. Based on the aforementioned volume and current prices for viscose grade pulp in China, the impact of the duties on the Company’s financial results would be approximately $4 million per year.